

Mail Stop 4561

September 13, 2017

Kirk L. Somers
Chief Legal & Privacy Officer
Cardlytics, Inc.
675 Ponce de Leon Avenue NE
Suite 6000
Atlanta, GA 30308

> **Re:** **Cardlytics, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted September 6, 2017**
> **CIK No. 0001666071**

Dear Mr. Somers:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2017 letter.

General

1. You disclose that the monthly active users of any FI partner "is indicative of [y]our level of dependence on such FI partner." It appears, however, that the FI Share percentage may also be reflective of the extent to which you are dependent on such FI partner or may otherwise provide important context. In this regard, we note that Bank of America, your largest FI partner, represented 47% of your total FI MAUs and 64% of your total FI Share in fiscal year 2016. Please revise to disclose more prominently the FI Share percentages represented by Bank of America, Lloyds, and Digital Insight for the periods presented or tell us why you believe FI Share is not material to an understanding of your dependence on, and relationship with, these FI partners, particularly Bank of America.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue, page F-13

2.   We note from your revised disclosure on page 107 that Bank of America may also secure marketers to advertise on Cardlytics Direct and has the right to approve all marketer offers to be presented to their customers. It appears they are also then responsible for billing and collecting consumer incentives and advertising fees from the marketers. Tell us the amount of revenue earned from campaigns secured by Bank of America for each period presented. Also, tell us how you account for such revenues and specifically how you considered each of the factors in ASC 605-45-45.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or Katherine Wray, Attorney-Adviser, at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                Sincerely,

                                /s/ Kathleen Collins

                                Kathleen Collins
                                Accounting Branch Chief
                                Office of Information
                                Technologies and Services

cc: Nicole C. Brookshire and Richard C. Segal
        Cooley LLP